UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29821 / September 27, 2011

_____

In the Matter of	:
	:
HORIZON TECHNOLOGY FINANCE CORPORATION	:
HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC	:
LONGVIEW SBIC GP LP	:
LONGVIEW SBIC LP	:
	:
312 Farmington Avenue	:
Farmington, CT 06032	:
	:
(812-13876)	:
	:

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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Horizon Technology Finance Corporation ("Company"), Horizon Technology Finance Management LLC, Longview SBIC GP LP and Longview SBIC LP filed an application on March 1, 2011, and an amendment to the application on August 29, 2011, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 18(a) and 61(a) of the Act. The order would permit the Company to adhere to a modified asset coverage requirement.

On August 31, 2011, a notice of the filing of the application was issued (Investment Company Act Release No. 29777). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 18(a) and 61(a), requested by Horizon Technology Finance Corporation, et al. (File No. 812-13876), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary